Exhibit 99.1

Alpha Tau to Participate in Sidoti Small-Cap Conference

JERUSALEM, November 29, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that management will present at the Sidoti Small-Cap Virtual Conference on Thursday, December 7th, 2023.

Format:	Presentation and 1-on-1 meetings
Date:	December 7th, 2023
Time:	9:15 AM ET
Location:	Virtual
Registration:	https://sidoti.zoom.us/webinar/register/WN_VNDWwCEtSeySoAVKVx38YQ

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:
IR@alphatau.com